Exhibit 21

Ener1, Inc.
Subsidiaries

Name	Jurisdiction of Incorporation
Boca Global, Inc.	Florida
Boca Research International, Inc.	United States Virgin Island
Boca Research Holland B.V.	Holland
Boca Research (UK) Limited	United Kingdom
Boca Research International Holding, Ltd.	Mauritius
AppsComm, Inc.	Florida
EnerNow Technologies, Inc.	Florida
Ener EL Holdings, Inc.**	Florida
Ener1 Technologies, Inc.	Florida
Ener1 Battery Company	Florida
EnerFuel, Inc.	Florida
NanoEner, Inc.	Florida
EnerDel, Inc.*	Delaware
Ener1 Ukraine	Ukraine
Boca Research of Delaware, Inc.	Delaware

* 80.5% owned subsidiary
** 49% owned subsidiary